Prospectus Supplement                                                                                                                                                        Filed Pursuant to Rule 424(b)(3)
(to Prospectus dated August 18, 2006)                                                                                                                              Registration No. 333-136726

ADVANCED MEDICAL OPTICS, INC.

$500,000,000

3.25% Convertible Senior Subordinated Notes due 2026
and
Shares of Common Stock Issuable Upon Conversion of the Notes

This prospectus supplement supplements the prospectus dated August 18, 2006, as supplemented by prospectus supplements dated September 11, 2006, October 4, 2006, November 2, 2006, January 17, 2007, April 20, 2007, May 8, 2007 and July 5, 2007 relating to the resale by certain of our securityholders of up to $500,000,000 aggregate principal amount at maturity of our 3.25% Convertible Senior Subordinated Notes due 2026 and the shares of our common stock issuable upon conversion of the notes.  You should read this prospectus supplement in conjunction with the prospectus.  This prospectus supplement is qualified by reference to the prospectus, except to the extent that the information in this prospectus supplement supersedes the information contained in the prospectus.

The information appearing under the heading “Selling Securityholders” in the prospectus is hereby amended by the addition or substitution, as applicable, of the following:

Name of Selling Securityholder	Amount of Notes Offered Hereby	Percentage of Aggregate Principal Amount of Notes Outstanding	Number of Shares of Common Stock Owned (1) (2)	Number of Shares of Common Stock That May Be Sold (1)	Percentage of Common Stock Outstanding (3)

Jabre Capital Partners SA (4)	10,000,000	2.0%	167,771	167,771	**
Goldman, Sachs & Co. (5)	130,000	*	(6)	2,181	**

*	Represents less than 1% of the notes outstanding.
**	Represents less than 1% of the common stock outstanding.

(1)  Assumes conversion of all of the holder’s notes at a conversion rate of 16.7771 shares of common stock per $1,000 principal amount at maturity of the notes. This conversion rate is subject to adjustment, however, as described under “Description of the Notes — Conversion Rights — Make Whole Amount” and “Description of the Notes — Conversion Rights.” As a result, the number of shares of common stock issuable upon conversion of the notes may increase or decrease in the future.  With respect to each $1,000 principal amount of notes surrendered for conversion, we will deliver the conversion value to holders as follows:  (1) an amount in cash (the “principal return”) equal to the lesser of (a) the aggregate conversion value of the notes to be converted and (b) $1,000, and (2) if the aggregate conversion value of the notes to be converted is greater than the principal return, an amount in shares (the “net shares”) equal to such aggregate conversion value, less the principal return.  The number of net shares to be delivered will be determined as described in the prospectus.

(2)  Includes shares of common stock issuable upon conversion of the notes in addition to any other shares of common stock identified to us by the selling securityholder as owned by it. See footnote (1).

(3)  Calculated based on Rule 13d-3(d)(i) of the Exchange Act, using 60,479,787 common shares outstanding as of August 23, 2007. In calculating this amount for each holder, we treated as outstanding the number of shares of common stock issuable upon conversion of all that holder’s notes, but we did not assume conversion of any other holder’s notes.

(4)  The selling securityholder has indicated that JABCAP Multi Strategy Master Fund Limited is the registered holder of $8,100,000 aggregate principal amount of the notes and J-Invest Ltd. is the registered holder of $1,900,000 aggregate principal amount of the notes.

(5)  The selling securityholder has identified itself as a broker-dealer.  Such selling securityholder has informed us that (1) neither such selling securityholder nor any of its affiliates purchased such notes other than in the ordinary course of business, and (2) at the time that the notes were purchased, the selling securityholder had no agreement or understanding, written or otherwise, with any person to distribute, directly or indirectly, such notes.

(6)  The selling securityholder has indicated that it also beneficially owns $300,000 aggregate principal amount of our 1.375% Convertible Senior Subordinated Notes due 2025 (the “1.375% Notes”), $70,000 aggregate principal amount of our 2.50% Convertible Senior Subordinated Notes due 2024 (the "2.50% Notes"), $22,945,000 aggregate principal amount of our 3.25% Convertible Senior Subordinated Notes due 2026 and 52,599 shares of common stock. The initial conversion rate of the 1.375% Notes is 21.0084 shares of common stock per $1,000 principal amount at maturity of the 1.375% Notes, subject to adjustment as described in the prospectus and the indenture relating to the 1.375% Notes. As a result of our irrevocable election to satisfy in cash our conversion obligation with respect to the principal amount of any 2.50% Notes converted after December 15, 2004, on conversion, the selling securityholder will receive (A) a cash amount equal to the aggregate principal amount of the 2.50% Notes to be converted, and (B) a number of shares of common stock equal to (i) the aggregate principal amount of 2.50% Notes to be converted divided by 1,000 and multiplied by (ii)(a) the conversion rate with respect to the 2.50% Notes then in effect minus (b) $1,000 divided by the applicable stock price (as defined in the prospectus and the indenture relating to the 2.50% Notes). The initial conversion rate of the 2.50% Notes is 19.9045 shares of common stock per $1,000 principal amount at maturity of the 2.50% Notes, subject to adjustment as described in the prospectus and the indenture relating to the 2.50% Notes.

Investing in the notes and our common stock issuable upon conversion of the notes involves risks that are described in the “Risk Factors” section of the accompanying prospectus beginning on page 10.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 30, 2007.